SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b )(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM
1	Translation of letter to the Buenos Aires Stock Exchange dated May 13, 2020.

TRANSLATION

Autonomous City of Buenos Aires, May 13, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the first level of the Senior Management Structure of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23, section 8 Chapter VI of the ByMA Listing Regulations, in order to inform the changes in the first level of the Senior Management Structure of YPF S.A.

In that regard, we inform you that at its meeting held on May 13, 2020 YPF S.A.’s Board of Directors decided the following:

I.

To divide the Upstream Executive Vice Presidency, into the Unconventional Upstream Vice Presidency, to be managed by Mr. Pablo Iuliano, and the Conventional Upstream Vice Presidency, to be led by Mr. Gustavo Astie; and Mr. Pablo Bizzotto will no longer serve in the role of Upstream Executive Vice President.

II.	To designate Mr. Santiago Martínez Tanoira as Gas and Power Vice President, in replacement of Mr. Marcos Browne.

III.	To designate Mr. Mauricio Martín as Downstream Vice President, in replacement of Mr. Santiago Martínez Tanoira.

IV.	To convert the Operations and Transformations Executive Vice Presidency into the Services Vice Presidency, which shall be led by Mr. Carlos Alfonsi.

V.	To designate Mr. Marcos Sabelli as Strategy and Business Development Vice President, in replacement of Mr. Sergio Giorgi.

VI.

Likewise, the Human Resources Vice Presidency and the Environment, Health and Security Vice Presidency, led by Mr. José Manuel Aggio and Mr. Gustavo Chaab, respectively, will now be part of the first level of the Senior Management Structure, reporting directly to the General Manager (Chief Executive Officer).

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 14, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer